Mail Stop 3561

May 21, 2009

Rebecca C. Polak, Esq.
Executive Vice President, General Counsel and Secretary
KAR Holdings, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> Re: **KAR Holdings, Inc. and the Listed Guarantor Co-Registrants**
> **Form S-1 Registration Statement and Post-Effective Amendment**
> **No. 2 to Form S-1 Registration Statement**
> **Filed April 21, 2009**
> **File Nos. 333-158666 and 333-149137**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 333-148847**

Dear Ms. Polak:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization, page 33

1.   Please revise to delete cash and cash equivalents from your tabular presentation.

Management's Discussion and Analysis of Financial Condition and Results of …, page 41

Results of Operations, page 44

Operating Results Summary for the Year Ended December 31, 2008, page 44

Overview of the Results of KAR Holdings for the Year Ended December 31, 2008…, page 45

2.   We note that the tables on pages 45 and 48 and the corresponding revenue discussion on
        page 48 reflect total pro forma revenue for AFC for the year ended December 31, 2007 of
        $140.9 but that the tables on pages 50 and 53 and the corresponding revenue discussion
        on page 53 reflect total pro forma revenue for AFC for the year ended December 31,
        2007 of $143.0. We also note that both the combined pro forma net revenues and loss
        before income taxes on page 35 are $1,588.9 and $(43.2), respectively. These numbers
        are consistent with your 2007 pro forma data in the 2008 as compared to 2007
        presentation on pages 45 and 48 and the corresponding revenue discussion on page 48 but
        not your 2007 as compared to 2006 presentation on pages 50 and 53 and the
        corresponding revenue discussion on page 53. Please reconcile your pro forma
        presentation for the year ended December 31, 2007 on pages 50 and 53 with that on
        pages 35, 45 and 48.

Operating Results Summary for the Year Ended December 31, 2007, page 49

3.   Under this heading, you present a comparison of pro forma financial information of KAR
        Holdings, ADESA Auction, IAAI and AFC for the years ended December 31, 2007 and
        2006 and state on page 49 that "[p]ro forma adjustments have been made to the historical
        combined statements of income for the years ended December 31, 2007 and 2006 as if
        the Transactions had been completed on January 1, 2006." Under the heading
        "Unaudited Pro Forma Consolidated Financial Data" on page 34, you provide unaudited
        pro forma consolidated financial data for the year ended December 31, 2007 "based on
        ADESA and IAAI's audited financial statements for the periods from January 1, 2007 to
        April 19, 2007 and KAR Holdings' audited financial statements for the period from
        January 1, 2007 to December 31, 2007, as adjusted to give effect to the Transactions."
        Since you discuss results of operations comparing pro forma financial information for the
        fiscal years ended December 31, 2007 and 2006, please provide pro forma financial data
        for both the year ended December 31, 2007 as well as the year ended December 31, 2006
        prepared in accordance with Article 11 of Regulation S-X.

Liquidity and Capital Resources, page 54

4.   In the table on page 55, please provide appropriate footnote disclosure to the column
        "Year ended December 31, 2007" or other introductory disclosure to this table to indicate
        that your operations commenced on April 20, 2007.

<u>Management, page 110</u>

5.　　Please revise your disclosure to describe the business experience of each officer and director for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

<u>Executive Compensation, page 113</u>

<u>Compensation Discussion and Analysis, page 113</u>

<u>Elements Used to Achieve Compensation Philosophy and Objectives, page 114</u>

<u>Annual Cash Incentive Programs, page 114</u>

<u>Performance Targets for 2008 for the KAR Holdings Annual Incentive Program …, page 116</u>

6.　　We note your disclosure under the heading "The Insurance Auto Auctions, Inc. 2008 Incentive Plan" on page 116 that you generally use adjusted EBITDA as a measure of financial performance under this plan. Please disclose each financial performance measure and the level of performance required to receive threshold, target and superior annual incentive payouts for 2008 under the Insurance Auto Auctions, Inc. incentive plan.

<u>Summary Compensation Table for 2008, page 121</u>

7.　　In the "Option Awards" column of this table, we note that you did not recognize in 2008 any amounts for financial statement reporting purposes in accordance with FAS 123R with respect to option awards. Your disclosure in your "Outstanding Equity Awards at Fiscal Year-End for 2008" table on page 126 and footnotes thereto suggest that some options vested during 2008. For example, (1) footnote 1 states that all of your named executive officers, with the exception of Mr. Phillips, had operating units in KAR LLC that vested on June 15, 2008, and (2) footnote 5 suggests that a portion of Mr. O'Brien's operating units in Axle LLC vested on May 25, 2008. Refer to footnotes 1 and 5 to the "Outstanding Equity Awards at Fiscal Year-End for 2008" table on page 126. Please tell us why you did not recognize any amounts for financial statement reporting purposes in accordance with FAS 123R in connection with the vesting of these operating units.

Potential Payments Upon Termination or Change in Control - Tables, page 132

Thomas O'Brien, page 133

8.   Please reconcile footnote 6 to this table with the amounts reflected in the related table and the disclosure under the heading "Employment Agreements with Named Executive Officers—Termination Due to Mr. O'Brien's Death or Disability" on page 124.

Item 16. Exhibits and Financial Statement Schedules, page II-17

9.   Please file the following documents as exhibits to your registration statement or tell us why it is not appropriate to do so:

- Third Supplemental Indenture, dated May 6, 2008, related to the Floating Rate Senior Notes due 2014 (the "Floating Notes");

- Third Supplemental Indenture, dated May 6, 2008, related to the 8¾% Senior Notes due 2014 (the "Fixed Notes");

- Third Supplemental Indenture, dated May 6, 2008, related to the 10% Senior Subordinated Notes due 2015 (the "Subordinated Notes");

- Fourth Supplemental Indenture, dated September 30, 2008, related to the Floating Notes;

- Fourth Supplemental Indenture, dated September 30, 2008, related to the Fixed Notes;

- Fourth Supplemental Indenture, dated September 30, 2008, related to the Subordinated Notes (the Fourth Supplemental Indentures for the Floating Notes, the Fixed Notes and the Subordinated Notes are collectively referred to as the "Fourth Supplemental Indentures");

- Fifth Supplemental Indenture, dated March 26, 2009, related to the Floating Notes;

- Fifth Supplemental Indenture, dated March 26, 2009, related to the Fixed Notes;

- Fifth Supplemental Indenture, dated March 26, 2009, related to the Subordinated Notes;

- The Severance, Release and Waiver Agreement between Curtis Phillips and AFC, dated September 12, 2008 and referenced under the heading "Severance and Change

> in Control Agreements" on page 118 and elsewhere in your registration statement; and

- The Articles of Organization and the Operating Agreements of both KAR LLC and Axle LLC together with the Form of Operating Unit and the Form of Value Unit for each of KAR LLC and Axle LLC.

10. In the opinion of your counsel filed as Exhibit 5.2 to your registration statement, counsel states that the Fourth Supplemental Indentures added as an additional guarantor Live Global Communications USA Incorporated. We note that this entity is not named in the table of additional registrants nor is it otherwise referenced in your registration statement. Please confirm that this entity no longer is a guarantor under your indentures, as supplemented, or revise your registration statement to reflect this guarantor entity or tell us why it is not appropriate to do so.

11. With your next amendment, please file complete copies of your material contracts filed as exhibits to your registration statement, including all exhibits, attachments and schedules to these agreements. For example, we note that you have not filed the exhibits to your credit agreement listed as Exhibit 10.2 in your exhibit index.

Item 17. Undertakings, page II-25

12. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Signature Page of PAR, Inc.

13. Please include the signature of the principal executive officer of PAR, Inc. in your amendment.

Form 10-K for the Year Ended December 31, 2008

Item 15. Exhibits, Financial Statement Schedules, page F-159

14. In future filings, please revise your disclosure in Item 15(a)(3) to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your 10-K not misleading. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its co-registrants listed in the registration statement (collectively, the "registrants") and their respective management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- none of the registrants may assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory A. Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        (212) 735-2000